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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2011
WASH, D.C.
200

ANNUAL AUDITED RE[redacted]
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 48461

11016828

*KH 3/2

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CORINTHIAN PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 EAST 53RD STREET, 28TH FLOOR
(No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAMELA CALABRESE (212) 287-1555
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, PAMELA CALABRESE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORINTHIAN PARTNERS, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

CHRISTOPHER D. LEE
Notary Public, State of New York
Qualified in Dutch County
Reg. No. 01LE6142911
My Commission Expires 03-27-2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORINTHIAN PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

PUBLIC

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Member of
Corinthian Partners, LLC:

We have audited the accompanying statement of financial condition of Corinthian Partners, LLC (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Corinthian Partners, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 11, 2011

CORINTHIAN PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 121,634
Due from clearing firm	182,284
Securities owned, at fair value	31,814
Commissions receivable	5,000
Employee advances	39,750
Prepaid expenses	13,523
Security deposit	35,456
Due from related party	75,186
TOTAL ASSETS	$ 504,647

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 78,207
Security deposit payable	5,000
Total Liabilities	83,207
Liabilities subordinated to claims of general creditors	175,000
Member's equity	246,440
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 504,647

The accompanying notes are an integral part of this financial statement.

CORINTHIAN PARTNERS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2010

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Corinthian Partners, LLC, (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly-owned by Corinthian Holdings, LLC. The Company executes principal and agency transactions in listed and over-the-counter securities, and provides investment banking services.

The Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with customer securities and therefore claims exemption from the requirements of SEC Rule 15c3-3 under section (k)(2)(ii).

The Company records securities transactions, including gains and losses for securities trading and commission revenue and expense, on a trade-date basis. Other fees are recorded as the related services are earned.

Cash and cash equivalents consists of cash and all highly liquid investments with an original maturity of three months or less.

The Company computes depreciation and amortization on the straight line method based on the estimated useful life of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transaction are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2010, the due from clearing firm, as reflected on the statement of financial condition, consisted substantially of cash due from this clearing broker.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had net capital of $282,294, which was $182,294 in excess of its required net capital of $100,000.

NOTE 4. COMMITMENTS

In 2008, the Company executed a sub-lease agreement for office space that expires on December 31, 2012. The Company also executed a sub-sub-lease agreement with a tenant of theirs, which expires on December 31, 2012, and earns sub-lease income on a portion of the space.

Following is a summary of future minimum lease payments on these items:

Year ended December 31,	Total Sub-Lease	Tenant Sub-Sub-Lease	Net Commitment
2011	226,655	(34,800)	191,855
2012	226,655	(36,000)	190,655
Total	$ 453,310	$ (70,800)	$ 382,510

NOTE 5. INCOME TAXES

The Company is a sole member limited liability company and therefore earnings or losses are allocated to the member for inclusion in its separate income tax return.

NOTE 6. FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

NOTE 6. FAIR VALUE MEASUREMENTS (continued)

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The securities owned at December 31, 2010 consisted of three equity securities, one priced using a Level 1 inputs and valued at $31,814, and two using Level 2 inputs valued at $-0-.

NOTE 7. RELATED PARTY

In 2009, the Company entered into an operating agreement with its affiliate, Corinthian Partners Asset Management, LLC ("CPAM"), whereby the Company provides the day to day operations of and collects the commissions for CPAM, and in return, CPAM reimburses the company for specified expenses. At December 31, 2010 the Company was owed $75,186 from CPAM as shown on the statement of financial condition.

NOTE 8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under two subordination agreements, one for 125,000 and one for $50,000, which mature on December 14, 2011. The two subordination agreements, in the aggregate amount of $175,000, have been approved by FINRA and, as such, are available for net capital purposes. Interest accrues annually at a rate of 5% per annum on both subordinations.

NOTE 9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 11, 2011, which is the date the financial statements were available to be issued, and no events have been identified which require disclosure.

CORINTHIAN PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Member of
Corinthian Partners, LLC:

We have audited the accompanying statement of financial condition of Corinthian Partners, LLC (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Corinthian Partners, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 11, 2011

CORINTHIAN PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 121,634
Due from clearing firm	182,284
Securities owned, at fair value	31,814
Commissions receivable	5,000
Employee advances	39,750
Prepaid expenses	13,523
Security deposit	35,456
Due from related party	75,186
TOTAL ASSETS	$ 504,647

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 78,207
Security deposit payable	5,000
Total Liabilities	83,207
Liabilities subordinated to claims of general creditors	175,000
Member's equity	246,440
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 504,647

The accompanying notes are an integral part of this financial statement.

CORINTHIAN PARTNERS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2010

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Corinthian Partners, LLC, (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly-owned by Corinthian Holdings, LLC. The Company executes principal and agency transactions in listed and over-the-counter securities, and provides investment banking services.

The Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with customer securities and therefore claims exemption from the requirements of SEC Rule 15c3-3 under section (k)(2)(ii).

The Company records securities transactions, including gains and losses for securities trading and commission revenue and expense, on a trade-date basis. Other fees are recorded as the related services are earned.

Cash and cash equivalents consists of cash and all highly liquid investments with an original maturity of three months or less.

The Company computes depreciation and amortization on the straight line method based on the estimated useful life of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transaction are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2010, the due from clearing firm, as reflected on the statement of financial condition, consisted substantially of cash due from this clearing broker.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had net capital of $282,294, which was $182,294 in excess of its required net capital of $100,000.

NOTE 4. COMMITMENTS

In 2008, the Company executed a sub-lease agreement for office space that expires on December 31, 2012. The Company also executed a sub-sub-lease agreement with a tenant of theirs, which expires on December 31, 2012, and earns sub-lease income on a portion of the space.

Following is a summary of future minimum lease payments on these items:

Year ended December 31,	Total Sub-Lease	Tenant Sub-Sub-Lease	Net Commitment
2011	226,655	(34,800)	191,855
2012	226,655	(36,000)	190,655
Total	$ 453,310	$ (70,800)	$ 382,510

NOTE 5. INCOME TAXES

The Company is a sole member limited liability company and therefore earnings or losses are allocated to the member for inclusion in its separate income tax return.

NOTE 6. FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

NOTE 6. FAIR VALUE MEASUREMENTS (continued)

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The securities owned at December 31, 2010 consisted of three equity securities, one priced using a Level 1 inputs and valued at $31,814, and two using Level 2 inputs valued at $-0-.

NOTE 7. RELATED PARTY

In 2009, the Company entered into an operating agreement with its affiliate, Corinthian Partners Asset Management, LLC ("CPAM"), whereby the Company provides the day to day operations of and collects the commissions for CPAM, and in return, CPAM reimburses the company for specified expenses. At December 31, 2010 the Company was owed $75,186 from CPAM as shown on the statement of financial condition.

NOTE 8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under two subordination agreements, one for 125,000 and one for $50,000, which mature on December 14, 2011. The two subordination agreements, in the aggregate amount of $175,000, have been approved by FINRA and, as such, are available for net capital purposes. Interest accrues annually at a rate of 5% per annum on both subordinations.

NOTE 9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 11, 2011, which is the date the financial statements were available to be issued, and no events have been identified which require disclosure.